Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

March 3, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jan Woo, Staff Attorney

Re:	Forex International Trading Corp. Registration Statement on Form S-1 File No. 333-161795
Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Forex International Trading Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Thursday March 4, 2010, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOREX INTERNATIONAL TRADING CORP.

By:	/s/ Moshe Schnapp
Name: Moshe Schnapp
Title: CEO, President, CFO, Secretary, Treasurer, and Director